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                             October 26, 2021

       Vlado Bosanac
       Chief Executive Officer
       Advanced Human Imaging, Inc.
       71-73 South Perth Esplanade, Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: Advanced Human
Imaging, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 19,
2021
                                                            File No. 333-259090

       Dear Mr. Bosanac:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-1 filed October 19, 2021

       The Offering, page 16

   1. Please revise the summary to disclose that you will use the proceeds from this offering to pay Ferghana Securities
Inc. $100,000.
       Capitalization and Indebtedness, page 40

   2.                                                   Please supplementally
provide us with a reconciliation of the change in pro forma as adjusted cash and cash
equivalents, issued capital and total shareholders' equity. Ensure that the net proceeds
used reconciles to the $12,968,347 net proceeds disclosed throughout the filing and that the
second third point disclosure supports this change.
 Vlado Bosanac
Advanced Human Imaging, Inc.
October 26, 2021
Page 2
Dilution, page 41

3. Please provide us with the calculation that supports the net tangible book value after the offering of A$20,211,262 as of June 30, 2021.
4. Please provide us with the calculation that supports the $2,395,833 associated with a $1 increase in the assumed initial public offering price on page 42. Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 46

5. Please revise to clarify the amount of funding that will be required in order to operate for the next 12 months.
Consolidated Statement of Profit or Loss and Other Comprehensive Income, page
F-3

6. Revise to break out the June 30, 2020 primary revenue of $139,492 by Software
      Development kits per user or per scan, consistent with your revenue classification at June
      30, 2021.
Consent of Independent Registered Public Accounting Firm, page Ex.23.1

7. Please have your auditors revise their consent to refer to the correct date on their audit report of September 30, 2021.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameVlado Bosanac
                                                             Division of
Corporation Finance
Comapany NameAdvanced Human Imaging, Inc.
                                                             Office of
Technology
October 26, 2021 Page 2
cc:       Lawrence Metelitsa
FirstName LastName